Exhibit 99.3

CERTIFICATE OF RICHARD S. KUNTER

I, Richard S. Kunter, FAusIMM, CP, MSME, and MMSA QP, do hereby certify that:

1)

I am a Senior Associate of Behre Dolbear & Company (USA), Inc., 6430 South Fiddler’s Green Circle, Suite 250, Greenwood Village, Colorado, 80112, an independent contractor to the Company. I am not now nor ever have been a full-time employee of the Company.

2)

I am a Chartered Professional Metallurgical Engineer in good standing of the Australasian Institute of Mining and Metallurgy No. 100346 and I am a Qualified Person No. 01217QP of the Mining and Metallurgical Society of America.

3)

I am a metallurgical engineer with over 40 years of experience in the mining industry and have been responsible for the preparation and review of technical and/or competent person’s reports, metallurgical and process development programs, statements of metallurgical recovery from mineral resources and other similar reports and studies on various properties domestically and internationally during the past 20 years. Prior to that I have held operating and technical positions in mining and process industries for Western Mining Corporation in Australia as Research and Process Metallurgist, Newmont Mining as Mill Superintendent at Telfer Gold, Homestake Mining Company as Senior Corporate Metallurgist, Artech Recovery Systems as VP Technical, and Advanced Science as Project Manager, in aggregate covering 20 years.

4)

I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

5)

My experience covers work in a variety of commodities and deposit types, including molybdenum, copper, uranium, and gold. I visited the property that is the subject of the technical report on April 12, 2012 (for 3 days).

6)

I am responsible for preparing or supervising the preparation of the scientific and technical information concerning metallurgy and process regarding the Molejón Project disclosed (or incorporated by reference) in “A Technical Report on the Botija Abajo Project – A Satellite Deposit of the Molejón Mine (NI 43-101 Technical Report), Donoso District, Colon Province, Republic of Panamá,” dated September 24, 2012. This information is contained in parts of Sections 1.11, 13.0, and 17.0.

7)

As of the date of this report: to the best of my knowledge, information, and belief, my contribution to the Report contains all scientific and technical information that is required to be disclosed to make the report not misleading

8)	I am independent of Petaquilla Minerals Ltd, owner of the Molejón Mine as set out in Section 1.5 of National Instrument 43-101.
9)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
10)

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public. I consent to the use of this report in a Prospectus, A Statement of Material Facts, or any other filing required by Petaquilla Minerals, Ltd., various securities commissions, or any other similar institutions

Dated this 24th day of September 2012

“Signed and Sealed”

/s/ Richard S. Kunter
Richard S. Kunter, Ph.D., CP 100346 and QP 01217